UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Westmoreland Coal Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960878106

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 236,186

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 236,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 236,186

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 87,191

	8.	Shared Voting Power 236,186

	9.	Sole Dispositive Power 87,191

	10.	Shared Dispositive Power 236,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,377

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 737,271

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 737,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 737,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 737,271

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 737,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 737,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,080

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 98,080

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,985

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 14,985

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 549,000

	8.	Shared Voting Power 1,173,713

	9.	Sole Dispositive Power 549,000

	10.	Shared Dispositive Power 1,173,713

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,722,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.         Security and Issuer

This Amendment No. 21 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 26, 1999 (the “Original Schedule 13D”), and amended on July 12, 2000, September 26, 2000, January 4, 2001, January 24, 2001, December 8, 2003, May 4, 2007, March 6, 2008, November 10, 2008, October 23, 2009, February 4, 2010, March 10, 2010, May 13, 2010, October 12, 2010, February 11, 2011, January 6, 2012, April 6, 2012, January 4, 2013, May 3, 2013, August 16, 2013 and September 20, 2013 (the Original Schedule 13D, together with the amendments, the “Schedule 13D”) by certain of the Reporting Persons relating to the common stock, $2.50 par value per share (the “Common Stock”), of Westmoreland Coal Company (the “Company”).  The Company’s principal executive offices are located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Item 2.         Identity and Background

(a)         This statement is filed by:

(i)  Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)  Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP and TCM;

(iii)  Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv)  Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(v)  Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it;

(vi)  Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands limited partnership (“TCP 2”), with respect to shares of Common Stock directly owned by it;

(vii)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2;

(viii)  Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(ix)  Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of Mr. Gendell, TCP, TP, TOA, TCM, TCP 2 and TA.

TCP, TCM, TP, TM, TOA, TCP 2, TAA, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of TCP, TCM, TP, TM, TOA, TCP 2, TAA and TA is 1 Sound Shore Drive, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 1 Sound Shore Drive, Greenwich, Connecticut 06830.

(c)          The principal business of each of TCP, TP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is that of managing its assets.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the fund manager of certain investment funds affiliated with the Reporting Persons.  Mr. Gendell serves as the managing member of TCM, TM, TOA, TAA and TA.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Each of TCM, TM, TOA, TAA and TA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration

All securities of the Company owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.         Purpose of Transaction

On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 17,191 shares of Common Stock to TCM, 14,985 shares of Common Stock to TA and 200,000 shares of Common Stock to TCP 2.  Also on November 18, 2013, TCP 2 distributed 200,000 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

The Reporting Persons acquired the shares of Common Stock and the Depositary Shares (as defined below) for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCM, TP, TOA, TA and/or TCP 2 or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.         Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 21 to Schedule 13D.

A.            Tontine Capital Partners, L.P.

(a)         Aggregate number of shares beneficially owned:  236,186.  Percentage: 1.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon 14,592,231 shares of Common Stock of the Company issued and outstanding as of October 24, 2013, as reflected in the Quarterly Report on Form 10-Q filed by the Company on October 25, 2013, plus 6,318 shares of Common Stock which would be outstanding upon conversion of the Depositary

Shares.

(b)         1.              Sole power to vote or direct vote: -0-

2.              Shared power to vote or direct vote:  236,186

3.              Sole power to dispose or direct the disposition: -0-

4.              Shared power to dispose or direct the disposition:  236,186

(c)          On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 17,191 shares of Common Stock to TCM, 14,985 shares of Common Stock to TA and 200,000 shares of Common Stock to TCP 2.

(d)         TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

B.            Tontine Capital Management, L.L.C.

(a)         Aggregate number of shares beneficially owned:  323,377.  Percentage:  2.2%.

(b)         1.              Sole power to vote or direct vote:  87,191

2.              Shared power to vote or direct vote:  236,186

3.              Sole power to dispose or direct the disposition: 87,191

4.              Shared power to dispose or direct the disposition:  236,186

(c)          On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 17,191 shares of Common Stock to TCM, 14,985 shares of Common Stock to TA and 200,000 shares of Common Stock to TCP 2.

(d)         Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

C.            Tontine Partners, L.P.

(a)         Aggregate number of shares beneficially owned: 737,271.  Percentage: 5.1%.

(b)         1.              Sole power to vote or direct vote: -0-

2.              Shared power to vote or direct vote:  737,271

3.              Sole power to dispose or direct the disposition: -0-

4.              Shared power to dispose or direct the disposition:  737,271

(c)          TP has not engaged in any transactions in Common Stock in the last 60 days.

(d)         TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

D.            Tontine Management, L.L.C.

(a)         Aggregate number of shares beneficially owned: 737,271.  Percentage: 5.1%.

(b)         1.              Sole power to vote or direct vote: -0-

2.              Shared power to vote or direct vote:  737,271

3.              Sole power to dispose or direct the disposition: -0-

4.              Shared power to dispose or direct the disposition:  737,271

(c)          TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

E.             Tontine Overseas Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned: 98,080.  Percentage: 0.7%.

(b)         1.              Sole power to vote or direct vote: 98,080

2.              Shared power to vote or direct vote:  -0-

3.              Sole power to dispose or direct the disposition: 98,080

4.              Shared power to dispose or direct the disposition:  -0-

(c)          TOA has not engaged in any transactions in Common Stock in the last 60 days.

(d)         Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)          Not applicable.

F.              Tontine Capital Overseas Master Fund II, L.P.

(a)         Aggregate number of shares beneficially owned: -0-.  Percentage: 0.0%.

(b)         1.              Sole power to vote or direct vote:  -0-

2.              Shared power to vote or direct vote:  -0-

3.              Sole power to dispose or direct the disposition: -0-

4.              Shared power to dispose or direct the disposition:  -0-

(c)          On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 200,000 shares of Common Stock to TCP 2.  Also on November 18, 2013, TCP 2 distributed 200,000 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

(d)         TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

G.            Tontine Asset Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned: -0-.  Percentage: 0.0%.

(b)         1.              Sole power to vote or direct vote:  -0-

2.              Shared power to vote or direct vote:  -0-

3.              Sole power to dispose or direct the disposition: -0-

4.              Shared power to dispose or direct the disposition:  -0-

(c)          TAA has not engaged in any transactions in Common Stock in the last 60 days. On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 200,000 shares of Common Stock to TCP 2.  Also on November 18, 2013, TCP 2 distributed 200,000 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

(d)         Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

H.           Tontine Associates, L.L.C.

(a)         Aggregate number of shares beneficially owned: 14,985.  Percentage: 0.1%.

(b)         1.              Sole power to vote or direct vote:  14,985

2.              Shared power to vote or direct vote:  -0-

3.              Sole power to dispose or direct the disposition: 14,985

4.              Shared power to dispose or direct the disposition:  -0-

(c)          On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 14,985 shares of Common Stock to TA.

(d)         Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)          Not applicable.

I.                Jeffrey L. Gendell

(a)         Aggregate number of shares beneficially owned: 1,722,713.  Percentage: 11.8%.

(b)         1.              Sole power to vote or direct vote:  549,000

2.              Shared power to vote or direct vote:  1,173,713

3.              Sole power to dispose or direct the disposition:  549,000

4.              Shared power to dispose or direct the disposition:  1,173,713

(c)          Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  On November 18, 2013, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 17,191 shares of Common Stock to TCM, 14,985 shares of Common Stock to TA and 200,000 shares of Common Stock to TCP 2.  Also on November 18, 2013, TCP 2 distributed 200,000 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

(d)         Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 2001, TP acquired 4,300 depositary shares of the Company (“Depositary Shares”), each share of which represents one-quarter of one share of the Company’s convertible preferred stock.  Each depositary share is immediately convertible into 1.708 shares of Common Stock.  On March 12, 2010, TP sold 600 Depositary Shares at a price of $26.25 per share.

Pursuant to a Senior Secured Convertible Note Purchase Agreement, dated as of March 4, 2008, by and among the Company, TCP and TP as purchasers, and Tontine Capital Associates, L.P. as collateral agent (as amended on January 5, 2011, the “Note Purchase Agreement”), for so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock, the Reporting Persons shall have the right to designate two members of the Board who shall be reasonably acceptable to the Board and to appoint an observer to attend meetings of the Board.  As of the date hereof, Tontine has not designated any individuals to serve on the Board or act as a Board observer.

Also pursuant to the Note Purchase Agreement, the Company was required to amend the Amended and Restated Rights Agreement, dated as of February 7, 2003, between the Company and EquiServe Trust Company, N.A., as amended, to permit TCP and its affiliates to purchase, without triggering the rights under such Amended and Restated Rights Agreement, up to 34.5% of the sum of (x) the number of shares of Common Stock issued and outstanding at the time of such calculation, (y) the number of shares of Common Stock purchased by the Company from stockholders after March 4, 2008 and (z) the number of shares of Common Stock issuable upon conversion of senior secured convertible promissory notes of the Company held by TP and TCP, which had not been converted at the time of such calculation.

Pursuant to a Registration Rights Agreement, dated as of March 4, 2008, by and among TCP, TP, TOA, TCM, Mr. Gendell and the Company (the “Registration Rights Agreement”), on April 14, 2009, the Company filed a registration statement on Form S-1 registering, among other things, the resale of 3,428,889 shares of Common Stock held by the Reporting Persons (the “Registration Statement”).  The Registration Statement was declared effective on May 22, 2009.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Registration Statement until the Reporting Persons no longer hold any Registrable Securities.  In addition, under the Registration Rights Agreement, the Reporting Persons have certain demand and piggyback registration rights.

The foregoing summaries of the Note Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1, 2 and 3, which are incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits

1.              Senior Secured Convertible Note Purchase Agreement, dated as of March 4, 2008, by and between Tontine Partners, L.P. and Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent, and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 6, 2008).

2.              Registration Rights Agreement, dated as of March 4, 2008, by and between Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C., Jeffrey L. Gendell and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 6, 2008).

3.              Amendment to Senior Secured Convertible Note Purchase Agreement, dated as of January 5, 2011, by and between Tontine Partners, L.P. and Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent, and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 14, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2013
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as the managing member of Tontine Associates, L.L.C.

Name/Title